 Cementos Lima S.A.



RECEIVED
2006 MAR 10 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-3911

VAL-027
March 0 06011549

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of January 31, 2006 relating ADRs holders'share on the Capital Stock.

   Date: filed with CONASEV on February 6, 2006.

   Required by: CONASEV

2. Notice to shareholders relating to dividend of US$ 0.13 per share of Common Stock and US$ 0.013 per Investment Share, declared by the January 25, 2006 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on February 16, 2006.

3. Summons to the Obligatory Annual Meeting of Shareholders to be held on March 14, 2006 according to resolution adopted at the February 15, 2006 Board of Directors' Meeting.

   Date: filed with CONASEV on February 16, 2006.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 **Cementos Lima S.A.**

(FREE TRANSLATION)

FILE N°
82-3911

VAL-011-06

February 6, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of January 31, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Thursday, February 16, 2006
"EL COMERCIO"	Thursday, February 16, 2006
"EXPRESO"	Thursday, February 16, 2006

CEMENTOS LIMA S.A.

PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on January 25, 2006, declared a dividend of US$ 0.13 per share of Common Stock and US$ 0.013 per Investment Share

This dividend will be paid beginning Tuesday 28th of February, 2006 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

February 16, 2006

THE MANAGEMENT

FILE: TRAPAGO

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 **Cementos Lima S.A.**

(FREE TRANSLATION)

FILE N°
82-3911

GF.0019.06

Lima, February 16, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolutions adopted by the Board of Directors' Meeting held on February 15, 2006:

Approve the Audited Financial Statements and the Annual Report for the Fiscal Year 2005 and submit them to the Obligatory Annual Meeting of Shareholders for approval.

Summon to the Obligatory Annual Meeting of Shareholders to be held on Tuesday, March 14, 2006, at 12.00 m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Friday, March 17, 2006 at 12.00 m. at the same place with the same agenda. This agenda will be:

a) Annual Report and Financial Statements for the Fiscal Year 2005.
b) Election of the Board of Directors
c) Appointment of Outside Auditors.

In like manner, we are attaching the following documents:

1. Audited Financial Information (Opinion, Financial Statements and Notes) as of December 31, 2005.

2. Annual Report, according to Art. 222 of the General Corporate Law, Law 26887.

3. Sustainability Report 2005.

4. Annual Information Document, prepared according to the Manual for Preparing Annual Reports and Common Norms to determine the Content of Informative Documents, approved by General Management Resolution Nr 211-98-EF/94.11.

All these documents will be submitted for approval to the Obligatory General Meeting of Shareholders.

Truly yours,
Alvaro Morales
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC

File: TRACONA2